Scott E. Bartel 633 West 5th Street, Suite 4000 Los Angeles, California 90071 Scott.Bartel@lewisbrisbois.com Direct: 213.358.6174

September 29, 2021

Ms. Nudrat Salik

Ms. Vanessa Robertson

Ms. Jessica Ansart

Ms. Christine Westbrook

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Allarity Therapeutics, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed August 20, 2021

File No. 333-258968

Ladies and Gentleman:

On behalf of our client, Allarity Therapeutics, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of Securities and Exchange Commission’s (“SEC’s”) by letter dated September 20, 2021, (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on August 20, 2021 (the “Registration Statement”).

For the Staff’s convenience, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have restated in italicized type, followed by the Company’s response. In addition to responding to the Staff’s comments, the Company has updated its disclosure to reflect the fact that all outstanding investor warrants to subscribe for the ordinary shares of Allarity A/S have either been exercised or have expired except for the Financial Consultant Warrant which will not be assumed and compensatory warrants held by officers, directors and employees of Allarity A/S that will be converted into stock options to acquire Allarity Delaware common stock as disclosed in the information statement/prospectus and other updated information.

ARIZONA ● CALIFORNIA ● COLORADO ● CONNECTICUT ● FLORIDA ● GEORGIA ● ILLINOIS ● INDIANA ● KANSAS ● KENTUCKY LOUISIANA ● MARYLAND ● MASSACHUSETTS ● MINNESOTA ● MISSOURI ● NEVADA ● NEW JERSEY ● NEW MEXICO ● NEW YORK NORTH CAROLINA ● OHIO ● OREGON ● PENNSYLVANIA ● RHODE ISLAND ● TEXAS ● UTAH ● VIRGINIA ● WASHINGTON ● WEST VIRGINIA

Securities and Exchange Commission

September 29, 2021

Registration Statement on Form S-4 filed August 20, 2021

Cautionary Note Regarding Forward-Looking Statements; Market, Ranking and Other Industry Data, page 3

1.	We note your statement here that “investors are cautioned not to unduly rely upon [your] statements” reflecting your beliefs and opinions on the relevant subject that are based on information available to you as of the date of the information statement. We also note your disclosure in a risk factor on page 62 that while you believe you have obtained statistical data, market data and other industry data and forecasts used throughout the information statement from market research, publicly available information and industry publications believed to be reliable, no third-party has verified such research. These statements appear to imply a disclaimer of responsibility for this information in the prospectus. Please either delete these statements or specifically state that you are liable for the information related to the market and industry data.

The Company has modified the disclosure in the Cautionary Note Regarding Forward Looking Statements and the Risk Factor on page 64 to remove the implication that the Company is disclaiming responsibility for disclosing the information derived from third parties.

Summary of Information Statement/Prospectus, page 12

2.	The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, balance your discussion of your plans for the clinical development of your product candidates along with your companion DRP diagnostics with a discussion of the failures of those product candidates in previous clinical trials and the challenges you may face in obtaining regulatory approval to market a companion diagnostic.

The Company has substantially revised the disclosures describing its business, strategy, and development of its therapeutic candidates and putative DRP companion diagnostics to reflect a more balanced presentation on pages 12-15, and 99-112 of the information statement prospectus.

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

Securities and Exchange Commission

September 29, 2021

3.	We note that on pages 26 and 218 you state there is an indication that substantial doubt exists related to your ability to continue as a going concern. Please expand your disclosure in the Summary to include this information and disclose your history of net losses and provide your accumulated deficit as of the most recent balance sheet date.

The Company has included disclosure of its history of losses and accumulated deficit in the Summary on page 14-15 of the information statement/prospectus.

4.	You state on page 12 and elsewhere throughout the prospectus that you are “pursu[ing] oncology therapeutic candidates that have been “de-risked” through substantiated prior clinical trials by other pharmaceutical companies.” However, in a risk factor on page 34, you state that these candidates have failed therapeutic clinical trial endpoints in Phase 2 or later clinical trials and that “[p]otential out-licensees, alliance partners and collaborators may view a therapeutic candidate identified with our proprietary DRP companion diagnostics platform with more skepticism because of its history of failed clinical trials [...].” Given the uncertainty of developing product candidates through clinical trials and commercialization, it is inappropriate to state or imply that you have mitigated or will mitigate development risk. Accordingly, please remove the references to your product candidates as “de-risked” throughout your registration statement.

The Company has removed references to its therapeutic candidates as “de-risked” throughout the information statement/prospectus.

5.	We note your disclosure that you believe you “will be able to realize the promise of personalized medicine by selecting the patients most likely to benefit from each of our therapeutic candidates, thereby increasing the likelihood of clinical success.” Please revise disclosure here and elsewhere in the prospectus as appropriate to remove references to “realizing the promise of personalized medicine” and to “increasing the likelihood of clinical success” as these statements are speculative in light of the regulatory status of the product candidates you are currently pursuing. As an example only, we note your disclosure on page 14 that your DRP may substantially improve the overall treatment response in your clinical trials and increase the likelihood for regulatory approval to market your therapeutic candidates while potentially reducing the time, cost and risk of clinical development.

The Company has revised its disclosures on page 12 and throughout the information statement/prospectus to remove statements implying that it “will realize the promise of personalized medicine” and has refined its statement of belief that its DRP platform will increase the likelihood for regulatory approval by defining a patient population in its clinical trials as more likely to respond to its therapeutic candidates. The Company respectfully believes that these statements of belief, as revised, are not speculative and are supported by its observational retrospective studies as further disclosed on page 14 of the information statement prospectus.

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

Securities and Exchange Commission

September 29, 2021

6.	We note your statement here that “[you] may additionally conduct a near-term clinical trial for stenoparib to test the anti-viral activity of this therapeutic candidate as a potential treatment for SARS-CoV-2 (COVID-19) applications.” We also not your statement on page 14 that you believe that your DRP-guided clinical programs “may potentially be considered for the FDA’s accelerated approval process.” Please revise your disclosure on page 12 as well as similar disclosure on page 102 to clarify that while you have submitted a phase 2/3 protocol through the BARDA portal to be an arm in the NIH clinical trials, you have not yet submitted an IND to the FDA and there is no guarantee that you will become a participant in the NIH clinical trials or that the FDA will grant you an IND to commence a clinical trial to test the anti-viral activity of stenoparib as a potential treatment for COVID-19 applications. Please also revise your disclosure on page 14 to clarify that you have not submitted an application for the FDA’s accelerated approval process and that there is no guarantee that the FDA will grant you approval. Please also revise to affirmatively state that the FDA’s accelerated approval pathways do not guarantee an accelerated review by the FDA.

The Company has revised its disclosures on pages 12 and 99 to reflect that the Company has not yet submitted an IND for stenoparib for this indication and has removed disclosure of seeking accelerated approval pathways on pages 14 and 101 of the information statement/prospectus.

7.	We note your statement on page 13 and throughout the prospectus that the DRP platform has been “retrospectively validated in 35 clinical trials.” Please revise your disclosure here to explain what you mean by “retrospectively validated” and also to clarify that you have not yet received approval from the FDA or other regulatory agency to market a companion diagnostic and you will need this approval in order to market any of your therapeutic candidates. Please also explain whether you expect to be able to rely on your “retrospective” analyses in support of your application for pre-market approval of your companion diagnostics.

The Company has included additional disclosure explaining the process undertaken to have its DRP platform “retrospectively validated” on pages 12 and 99 of the information statement/prospectus and further disclosure that an additional Phase III clinical trial is likely required to support any PMA application for a companion diagnostic on page 110 of the information statement/prospectus.

8.	We note your statement that your product candidates have shown “promising signs of anti-tumor activity.” Please revise this disclosure and similar references to “encouraging signs of anti-cancer effects” and “encouraging anti-tumor activity” throughout your prospectus that imply that your product candidates are effective as such determinations are made solely by the FDA and comparable foreign regulators.

The Company has included additional disclosure on pages 12 and 99 of the information statement/prospectus to indicate that references to anti-cancer or anti-tumor activity or are well tolerated by patient populations should not be construed to imply that the Company’s therapeutic candidates are “safe” or “effective” and that only the FDA or similar regulatory agency can make such a determination.

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

Securities and Exchange Commission

September 29, 2021

9.	We note your press release dated June 14, 2021 announcing that you entered into binding terms sheets for agreements under which Oncoheroes Biosciences, Inc. will acquire certain rights to dovitinib and stenoparib. Please revise your disclosure to provide the materials terms of the term sheets or tell us why you believe such information is not material.

The Company’s binding provisions of the term sheets entered into with Oncoheros are limited to an agreement to enter into exclusive negotiations in good faith for a time period of four months to negotiate definitive agreements for the non-binding terms and conditions set forth in the terms sheets. Each term sheet contains the following language: This term sheet is intended as a summary of the major terms of the proposed definitive agreement, and is intended as an agreement to negotiate a definitive agreement pursuant to the terms of this term sheet, subject to the required Condition Precedent. Neither party nor any of their respective affiliates shall have any obligations arising out of or related to the matters set forth in this term sheet unless and until any such obligations are contained in a definitive agreement executed and delivered by each of the parties thereto. Based upon the foregoing provision, the Company respectfully believes that the term sheets do not yet constitute “material contracts” under Item 601 of Regulation S-K and further disclosure in the information statement/prospectus is not required. The press release in question was required under the European Union Market Abuse Regulations which have a different standard of materiality that applies in the U.S.

Our Pipeline of Therapeutic Candidates, page 14

10.	We note that you have included Irofulven in your pipeline table here and on page 101. Given that you suspended your study of Irofulven in 2019, that you then sold Irofulven to Lantern Pharma, Inc. in July 2021 and that you will no longer devote any of your development resources to this program, please remove this product candidate from your pipeline table or explain why the program is sufficiently material to your business to warrant its inclusion. Additionally, please revise the column heading “Phase 1/2” to reflect “Phase 1.”

The Company has removed Irofulven from its pipeline table and has disclosed at page 104 of the information statement/prospectus that its putative DRP companion diagnostic for Irofulven has been licensed to Lantern Pharma. Since the Company would be entitled to royalties for any future sales of Irofulven by Lantern Pharma, if approved by the FDA, Irofulven remains one of the Company’s partnered assets.

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

Securities and Exchange Commission

September 29, 2021

Interests of Certain Persons in the Recapitalization Share Exchange, page 16

11.	We note your disclosure here that “[c]ertain of Allarity A/S’s executive officers and directors may have interests in the recapitalization share exchange that may be different from, or in addition to, the interests of Allarity A/S’s shareholders” and that “[t]he members of the Allarity A/S board of directors were aware of and considered these interests, among other matters, when they approved the Reorganization Agreement and recommended that Allarity A/S shareholders approve the proposals required to effect the reorganization.” Please revise to discuss how the board considered those interests in approving and recommending the reorganization.

The Company has added additional disclosure on page 17 to the information statement/prospectus reflecting the consideration by the board of directors of the interests of certain executive officers and directors in approving and recommending the reorganization.

Summary Historical Financial Information, page 22

12.	Pursuant to Item 5 of the Form S-4, please provide pro forma financial information which gives effect to the Recapitalization Share Exchange Transactions as well as the PIPE Investment. Refer to Rule 8-05 of Regulation S-X.

The Company acknowledges the Staff’s comment and the Staff’s further clarification of this comment in our call on September 24, 2021. As discussed with the Staff during the call, the Company respectfully contends that full pro forma financial information under Rules 8-05/11-01(e) is not required because the transaction is between a parent (Allarity A/S) and its totally held subsidiary (Allarity Delaware). However, the Company has included pro forma earnings per share data in the information statement/prospectus at page 24. With respect to giving pro forma effect to the PIPE Investment, the Company respectfully submits that this information may be prohibited by Rule 170 because the PIPE Investment is not part of a firm commitment or similar underwriting and is subject to conditions of funding that would only occur after the effective date of the Form S-4 registration statement.

Comparative Per Share Data, page 23

13.	Please provide us with your calculations for the historical book value per share for the six months ended June 30, 2021 and June 30, 2021. It appears as though these amounts would not be negative since you had positive total equity.

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

Securities and Exchange Commission

September 29, 2021

We acknowledge the Staff’s comment. Historical book value per share for the six months ended June 30, 2021 and June 30, 2020 was originally disclosed as tangible net book value. The calculation has been revised in the information statement/prospectus at page 24.:

	June 30, 2021	June 30, 2020
Total equity of Allarity A/S:	$28,820,000	$22,747,000
Shares of common stock outstanding	365,173,471	169,240,983
Pro-forma shares outstanding (50:1)	7,303,469	3,384,820
Book value per common share	$0.08	$0.13
Book value per share common pro-forma (50:1)	$3.95	$6.72

Risk Factors, page 25

14.	Please revise this section to relocate any generic risk factors you present to the end of the section under the caption “General Risk Factors.” Refer to Item 105(a) of Regulation S-K.

The Company has revised its Risk Factors section of the information statement prospectus by relocating generic risk factors to the end of the section and adding “General Risk Factors” to the description.

Our Certificate of Incorporation designates the Court of Chancery of the State of Delaware, page 78

15.	We note that your forum selection provision identifies a state court located within the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” We also note your disclosure on page 244 that your exclusive forum provision does not apply to claims under the federal securities laws or any other claim for which the federal courts have exclusive jurisdiction. Please clarify in this risk factor whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

The Company has clarified in the Risk Factor on page 80 of the information statement/prospectus that the bylaw provision does not apply to Securities Act or Exchange Act where the federal courts have exclusive jurisdiction.

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

Securities and Exchange Commission

September 29, 2021

Material U.S. Federal Income Tax Consequences of the Recapitalization Share Exchange as a Tax-Free Reorganization, page 86

16.	We note your disclosure on page 232 that it is “intended” that the Reorganization Share Exchange qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Please revise your disclosure in this section to state that it is the opinion of counsel, to clearly identify and articulate the opinion being rendered and to remove the language stating that this section is a summary. Please ensure that you provide a firm opinion for each material tax consequence or explain why such an opinion cannot be given. If the opinion is subject to uncertainty, please provide an opinion that reflects the degree of uncertainty (ex: “should” or “more likely than not”). For guidance, refer to Staff Legal Bulletin No. 19, Sections III.C.1 and 4.

The Company has revised the disclosure of the material U.S. Federal Income Tax Consequences of the Recapitalization Share Exchange as a Tax-Free Reorganization on pages 11 and 88 of the information statement/prospectus to disclose the opinion of the Company’s counsel. The disclosure clearly states that the opinion is based on the assumption that the IRS would apply Revenue Ruling 98-10 to the transaction that justifies a “should” opinion. The Company believes the opinion is consistent with the guidance provided in Staff Legal Bulletin No. 19.

Information about Allarity A/S Strategy, page 104

17.	We note your reference to “rapidly” advancing the U.S. approval of dovitinib. Please revise this statement here and throughout your prospectus to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner.

The Company has revised the disclosure on pages 14, 101 and 104 to remove the implication that the Company will be successful in commercializing its therapeutic candidates in a rapid or accelerated manner.

18.	We note your statement on page 105 that “[t]he change of the U.S. Presidential administration in early 2021 may adversely impact [y]our participation in Operation Warp Speed.” Please expand your disclosure to explain what you mean and the basis for your belief.

The Company has deleted references to the change in administration effecting participation in Operation Warp Speed on pages 105 of the information statement/prospectus as no longer material in that Operation Warp Speed is no longer an active program and the Company will be pursuing current opportunities with the current administration.

Companion Diagnostics, page 111

19.	Your statement that your Dovitinib-DRP companion diagnostic is “first-in-class” implies the likelihood of regulatory approval and comparisons to other companion diagnostics. Please remove the “first-in-class” reference as the statement is speculative in light of the regulatory status of the companion diagnostic.

The Company has removed all references to “first-in-class” throughout the information statement/prospectus.

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

Securities and Exchange Commission

September 29, 2021

Priority Therapeutic Programs, page 111

20.	For each of your priority assets that are former drug candidates of large pharmaceutical companies, please include in your description of the pre-clinical and clinical trials for those candidates a discussion of any failures in past clinical studies and why those studies may have been stopped or abandoned.

The Company has expanded its disclosure for each of its priority assets with more detailed descriptions of the clinical trials for these assets commencing on page 113 of the information statement/prospectus.

21.	To the extent not disclosed, please revise your discussion of the preclinical and clinical trials for each of your product candidates conducted to date to specify the primary and secondary endpoints of the different trials, the results as they relate to the endpoints and any statistical analysis that was done. Also add an explanation of how statistical significance relates to the approval process of the FDA and other regulators. Additionally, please ensure you disclose all serious adverse events (SAEs) and the number of patients who experienced them for SAEs that were determined to be treatment-related or that the investigator could not determine were not treatment related.

The Company has included further disclosures on pages 132-133 of the information statement/prospectus discussing primary and secondary endpoints for the prior clinical trials that had them and an explanation of statistical significance. The Company respectfully advises the Staff that its prior pre-clinical trials did not have such endpoints as such, and all Phase I clinical trials are designed to test whether the drug is “safe.” The Company believes that it has disclosed all SAEs.

Anticipated NDA Filing for RCC, page 121

22.	We note your disclosure here that you anticipate submitted an NDA filing for dovitinib for the treatment of advanced RCC and that the NDA will be supported primarily by data from one randomized Phase 3 trial (A2302) and from one Phase 1/2 trial (A2107). Please expand your descriptions of these trials starting on page 115 to clearly identify and explain the data from each trial that will be used to support your NDA filing. In particular, we note your statement regarding the Phase 3 trial (A2303) that “[t]he trial failed its primary anti-cancer activity endpoint [...].” Please clarify whether other trial endpoints were met and explain the impact of the trial’s failure to meet this endpoint.

The Company has expanded its disclosure commencing on pages 114 to further explain the primary and secondary endpoints in the clinical trials described and any failures to meet such endpoints.

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

Securities and Exchange Commission

September 29, 2021

Intellectual Property, page 172

23.	Please revise to disclose for each material patent and patent application the specific products or diagnostics to which such patents or patent applications relate, whether the patents are owned or licensed, the type of patent protection, the expiration dates, and applicable material jurisdictions, including any foreign jurisdiction. Consider disclosure in tabular format by patent family or otherwise in addition to the narrative provided.

The Company has expanded its disclosure describing its patent portfolio on pages 177-179 of the information statement/prospectus in response to the Staff’s comment.

24.	We note your disclosure that certain patents covering your portfolio assets and that certain patents that may issue in the future from your pending patent applications have or are projected to have expiration dates in 2021. Please revise to disclose what effect you expect the expiration of these patents to have on your patent portfolio and your business and if you intend to take any action to mitigate such effect.

The Company has expanded its disclosure describing its patent portfolio on pages 177-179 of the information statement/prospectus in response to the Staff’s comment. The Company’s composition of matter patent for dovitinib expired on September 11, 2011, and disclosure of such expiration and its anticipated effect is included on page 178 of the information statement/prospectus.

License Agreement with Novartis Pharma for Dovitinib, page 174

25.	We note your disclosure on pages 174 through 178 outlining your various license and development agreements. For each agreement, please expand your disclosure to describe all material terms of the agreement including:

●	any upfront or execution payments received or paid;

●	quantification of all milestone payments received or paid to date; and

●	quantification of the royalty rate, or a range no greater than 10 percentage points per tier.

The Company respectfully advises the Staff that the information disclosed in the information statement/prospectus is consistent with the Company’s requests for confidential treatment of the redacted provisions in its material contracts and confirms that any upfront payments made or received during the periods for which the Company’s financial statements have been included in the registration statement have been disclosed and that no royalties have been received or paid during such periods.

Please also expand your description of the out-license agreement with SMERUD to specify, in addition to the above terms, the duration of the agreement and the royalty term as well as the termination provision.

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

Securities and Exchange Commission

September 29, 2021

The Company has expanded the disclosure of the out-license agreement with SMERUD on page 184 of the information statement/prospectus to address the duration of the agreement, its royalty term and termination provisions.

Please also add disclosure in the Summary and under an appropriate heading in the Risk Factors section discussing your dependence on these agreements in order to develop dovitinib and stenoparib.

The Company has included additional disclosure in the Summary at page 14 and in the Risk Factor on pages 55-56 of the information statement/prospectus to indicate that the Company has out-licensed LiPlaCis® and 2X-111 to SMERUD. The Company respectfully advises the Staff that it is not “dependent” on the license agreements for dovitinib and stenoparib for the development of these drugs in that the licensor is not providing ongoing clinical support for their development and such development is under the exclusive control of the Company.

Research and Development Expenses, page 215

26.	Please disclose your research and development expenses by product candidate for each period presented. To the extent that you do not track expenses by product candidate, please disclose as such, and provide a breakdown by nature of type of expense.

The Company acknowledges the Staff’s comment. The Company has revised its research and development disclosure on page 223 of the information statement/prospectus.

Accounting Treatment of the Recapitalization Share Exchange, page 229

27.	Please also address your planned accounting of the PIPE Investment Agreement, specifically how you intend to account for the shares of preferred shares that will be issued.

The Company acknowledges the Staff’s comment and has added disclosure describing its planned accounting for the preferred shares to page 236 of the information statement/prospectus.

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

Securities and Exchange Commission

September 29, 2021

The Reorganization Agreement Conditions to Closing, page 236

28.	Please clarify which conditions are subject to waiver.

The Company has added disclosure on page 242 of the information statement/prospectus that clarifies which conditions to the closing are subject to waiver by the parties.

2. Summary of Significant Accounting Policies

(m) Acquired In-Process Research and Development (IPR&D), page F-12

29.	Your disclosures on page F-30 indicate that you in-licensed the exclusive worldwide rights to both Stenoparib and Dovitinib rather than acquiring as part of a business combination. In this regard please address the following:

●	Given that these two amounts represent your entire IPR&D assets recorded at

December 31, 2020, please expand your accounting policy disclosures to also address IPR&D assets not acquired in a business combination; and

The Company’s accounting policy for internally generated research and development costs is included in Note 2(r). And, in order to remove any ambiguity, the Company has revised the preamble to Notes 17(a) and (b) on page F-30.

●	Please help us understand how you determined these should be recorded as indefinite-lived intangible assets pursuant to ASC 350. Please include your consideration of ASC 730-10-25-2(c) and how you determined there is alternative future use.

The Company respectfully inform the Staff that Stenoparib and Dovitinib were acquired as part of the Company’s acquisition in August 2018 of Oncology Sweden AB. The Company assessed this acquisition under ASC 805 Business Combinations and concluded that this was the acquisition of a business. As such the Stenoparib and Dovitinib were recorded as In Process Research and Development (IPR&D) in purchase accounting. The Company has updated its disclosure on page F-30 and F-31 in the information statement/prospectus.

Condensed Consolidated Balance Sheets (Unaudited), page F-40

30.	Please disclose what the obligation to issue shares represents on your balance sheet as of June 30, 2021.

The Company acknowledges the Staff’s comment and has updated its disclosures in Note 12(a) on page F-54 of the information statement/prospectus.

In the process of responding to this comment the Company has discovered an error in the classification of certain warrants issued to advisors and has restated its interim financial statements as disclosed in Note 1(e) on page F-45 of the information statement/prospectus.

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

Securities and Exchange Commission

September 29, 2021

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited), page F-41

31.	Please provide us with the calculation for the basic and diluted net loss per common share of $ (0.01) as it appears the amount should be $ (0.02) as disclosed on pages 23 and F-55.

The Company acknowledges the Staff’s comment. The basic and diluted net loss per common share for the 3 and 6 month periods ended June 30, 2021 are as described on page F-41. The Company has revised page 23, and has corrected transposition errors on pages F-41 and F-55. The original loss per share amounts on page 23 were based on actual shares outstanding; they have now been revised to reflect weighted shares outstanding.

The Company’s calculations are as follows:

	H1 2021	H1 2020	Q2 2021	Q2 2020
	(6 months)	(6 months)	(3 months)	(3 months)
Net loss for the period	-7,658,000	-2,937,000	-4,693,000	-1,962,000
Net loss/share	-0.03	-0.02	-0.02	-0.01
Weighted average number of ordinary shares used in Computing basic net (loss) per share	238,832,128	132,665,515	250,859,128	140,303,961
Potentially dilutive shares that were excluded from the computation of basic net (loss) per share
Warrants	10,629,897	8,717,239	10,629,897	8,717,239
Convertible debt	0	2,259,504	0	2,259,504
Weighted average number of ordinary shares used in Computing diluted net (loss) per share	249,462,025	143,642,257	261,489,025	151,280,704
Weighted anti-dilutive shares outstanding which were not Included in the diluted calculation	10,629,897	10,976,743	10,629,897	10,976,743

General

32.	We note that you refer to your document throughout as an “information statement” and further note your disclosure on page 84 that Allarity A/S is soliciting votes for the approval of the proposals in accordance with Danish law. Please tell us why you refer to your document as an “information statement” given that you are soliciting proxies for the extraordinary general meeting.

The Company respectfully advises the Staff that it has referred to the filing as an “information statement/prospectus” instead of a “proxy statement/prospectus” because the Company is not subject to the proxy rules of the Exchange Act and is instead subject to the rules applicable under the Danish Company’s Act, and under applicable rules in Denmark and Sweden, the Company does not use the term “proxy statement” in connection with its shareholder meetings. Consequently, the Company believes that the term “information statement/prospectus” is closer to the type of document commonly used for a company listed on the Nasdaq First North Growth Market in Sweden.

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

Securities and Exchange Commission

September 29, 2021

Please contact me at (213) 358-6174 or my partner Daniel B. Eng at (415) 262-8508 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

LEWIS BRISBOIS BISGAARD & SMITH llp

/s/ Scott E. Bartel
Scott E. Bartel
Partner

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com